July 31, 2009

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attn:	John Reynolds
Assistant Director

Re:	Verso Paper Corp.

Form 10-K

Filed March 5, 2009

File No. 001-34056

Schedule 14A

Filed April 23, 2009

Verso Paper Holdings LLC

Form 10-K

Filed March 30, 2009

File No. 333-142283

Supplemental Response Letter

Dated July 1, 2009

Ladies and Gentlemen:

This letter is submitted by Verso Paper Corp., a Delaware corporation (“Verso Corp.”), and Verso Paper Holdings LLC, a Delaware limited liability company (“Verso LLC”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on July 16, 2009. The Staff’s comments related to (i) Verso Corp.’s and Verso LLC’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 (collectively, the “2008 10-Ks”), (ii) Verso Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “March 10-Q”), (iii) Verso Corp.’s Schedule 14A, filed April 23, 2009 (the “Proxy”), (iv) Verso Corp.’s Form 8-Ks filed January 2, 2009, June 4, 2009 and June 11, 2009 (collectively, the “Form 8-Ks”) and (v) Verso Corp.’s and Verso LLC’s response letter dated July 1, 2009. Verso Corp. and Verso LLC are referred to herein individually and collectively, as appropriate, as the “Company”.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

Division of Corporation Finance

Securities and Exchange Commission

July 31, 2009

VERSO PAPER CORP.

General

1.	We note your response to prior comments nine, 10, and 12 from our letter dated June 18, 2009. Generally, when a company determines that an agreement is material under Item 601 of Regulation S-K, it must file that agreement in its entirety including all schedules, exhibits and attachments, irrespective of whether any individual schedule, exhibit or attachment is material on a stand-alone basis. Please file these agreements in their entirety in a future filing.

The Company confirms that it will file these agreements in their entirety, including all schedules, exhibits and attachments, with its next filing on Form 10-Q.

Schedule 14A, filed April 23, 2009

2.	We note your response to prior comment four of our letter dated June 18, 2009. Please provide us with your proposed draft disclosure; if you are unable to provide meaningful draft disclosure related to your future filings, please use the prior year for illustrative purposes. In providing this disclosure, please explain how the actual bonus pool is established and the role your performance targets play in your Plan. Also, please expand to “more clearly disclose the subjective nature of the final bonus determinations” and clarify the role that subjectivity played in calculating the payments made to your named executive officers. Finally, please ensure that your revised disclosure is reconciled to existing statements, such as the one on page 18, that your VIP provides “an annual incentive (bonus) opportunity with awards based on the achievement of specified performance level goals” and clarify when each of the actual goals are set for purposes of the Plan.

The Company respectfully advises the Staff that it can not provide meaningful draft disclosure at this time with regard to 2009 bonuses under the Verso Incentive Plan (the “VIP”). Therefore, the Company has included in Annex A a revised draft of its disclosure relating to the 2008 bonuses paid under the VIP for illustrative purposes. In the Company’s future filings, the Company will provide a description of the VIP that is materially similar to the disclosure in Annex A. Should the Company change the VIP or the role that performance targets play in the future, the Company will make appropriate modifications to the disclosure in accordance with Item 402 of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

July 31, 2009

VERSO PAPER HOLDINGS LLC

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibit 12.1 – Ratio of Earnings to Fixed Charges

3.	Your response to our prior comment 13 states that your computation of ratio of earnings to fixed charges for each of the last five years will be supplementally provided to the Staff. However, it does not appear that this information has been provided. Please advise.

The Company respectfully advises the Staff that its computation of ratio of earnings to fixed charges for each of the last five years is being supplementally provided to the Staff under separate cover.

* * * *

The Company hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2008 10-Ks, the March 10-Q, the Proxy and the Form 8-Ks do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filings, (ii) the Staff comments, and changes to disclosure in the 2008 10-Ks, the March 10-Q, the Proxy and the Form 8-Ks in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to any of these filings and (iii) the Company may not assert the Staff’s review of the 2008 10-Ks, the March 10-Q, the Proxy or the Form 8-Ks as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Securities and Exchange Commission

July 31, 2009

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (901) 369-4106.

Thank you.

Respectfully submitted,

/s/ St. John Daugherty

St. John Daugherty
Deputy General Counsel

cc:	Robert P. Mundy

Peter H. Kesser

Annex A

Verso Incentive Plan

Under the Verso Incentive Plan, or the “VIP,” which is administered by our Compensation Committee, our executive officers and other managers have an annual incentive (bonus) opportunity with awards based on the quantitative achievement of Verso’s performance measured against pre-established performance level goals and a qualitative assessment of the individual, departmental and functional contributions of such individual to the achievement of those performance level goals. We intend this plan to encourage outstanding performance by individual executives, by permitting individual performance to be recognized and rewarding individuals for achievements that contribute to Verso’s performance.

Establishment of Verso Incentive Plan Pool

As soon as practicable each year, the Compensation Committee establishes Verso performance measures under the VIP, achievement goals for those measures, maximum potential funding of a pool from which incentive payments may be made after year-end (the maximum is the amount of total incentive payments to VIP participants that would be required under the VIP if the highest level of achievement of the Verso performance measures were attained), and the relative percentage that the level of achievement of each goal for each of those performance measures contributes to funding of the pool.

After year-end, the Compensation Committee reviews the pre-established goals for the Verso performance measures (called here “performance level goals”), Verso’s level of achievement of those performance level goals, and any additional factors that the Compensation Committee deems indicative of Verso’s performance during the year. Based on its review after year-end of Verso’s achievement of the performance level goals, the Compensation Committee determines what level of funding of the VIP pool is objectively called for based on the percentages previously assigned to each performance level goal, and multiplies the result by two to establish the aggregate dollar amount of the pool for the year. However, the Compensation Committee may, in its discretion at any time, revise the awards to any one or more VIP participants as it deems appropriate, including to take into account extraordinary and/or unplanned events, and any such adjustment of awards on its part could result in an adjustment of the total VIP pool funding level, up or down, to correspond to the total incentive payments to be made to VIP participants. Notwithstanding, the VIP for 2008 required that total incentive payments (e.g., the total pool funding) could not exceed the level of pool funding called for by Verso’s achievement of its performance level goals.

For 2008, the Compensation Committee established the following performance level goals for a combination of four core measures of 2008 performance, upon which a specified percentage of the overall VIP pool was based:

Core Measures of 2008 Performance	Performance Level Goals	Percentage of Pool
2008 earnings before interest, taxes, depreciation and amortization, adjusted for expenses such as start-up costs and/or financial accounting changes, if any, or “Adjusted EBITDA”	Threshold: $250 million Target: $320 million Maximum: $360 million	25%

Average month-end working capital improvement, or “Working Capital”	Threshold: $10 million Target: $14 million Maximum: $18 million	10%

Reduction of realizable gap, or “R-GAP Reduction”	Threshold: $45 million Target: $57 million Maximum: $64 million	15%

An individualized list of incentive objectives related to the executive officer’s opportunity to create value for Verso	Performance levels are tailored to each executive officer’s position and relate to performance on objectives associated with the executive officer’s area of responsibility	50%

As described above, we fund the VIP pool in an amount that is based on Verso’s achievement of the Verso performance level goals set forth above. The portion of the pool attributable to achievement of the Adjusted EBITDA, Working Capital and R-Gap performance level goals is funded based on the actual level of achievement of such goals, using linear interpolation to determine the appropriate funding level between the Threshold, Target and Maximum levels. The portion of the pool attributable to the achievement of individualized performance goals is funded at a level equal to the level of achievement of the three Verso performance goals. Therefore, although there is an individual measure of performance listed in the table above, its achievement, or lack thereof, does not affect the overall funding of the pool. Instead, its relative contribution to funding of the pool contracts or expands symmetrically with achievement of the first three measures of performance, which means that the three measures of Verso’s performance determine the baseline funding of the pool, which is then multiplied by two to determine the aggregate funding level of the VIP.

For 2008, the first three measures of performance for which performance level goals were established included a combination of financial targets (e.g., Adjusted EBITDA and Working Capital) and goals relating to core strategic initiatives (e.g., R-GAP Reduction). The Realizable Gap, or R-GAP, is a financial opportunity that exists between the current or historical performance of a mill and the best performance possible given usual and normal constraints (i.e., configuration, geographical and capital constraints). Verso’s “R-GAP Reduction” program is a continuous improvement process designed to lower Verso’s cost position and enhance operating efficiency in order to reduce our R-GAP. This is accomplished through reduced consumption of energy and material inputs, reduced spending on indirect costs and improved productivity. The R-GAP Reduction program utilizes benchmarking data to identify improvement initiatives and establish performance targets. Detailed action plans are used to monitor the execution of these initiatives and calculate the amount saved, which is the R-GAP Reduction.

Conditions in our industry in early 2008 appeared favorable for a strong performance by Verso, and so we established maximum performance level goals that required an extraordinary level of strong performance by Verso. Market conditions changed dramatically in the second half of 2008, and for 2009 and future periods, we do not expect to establish maximum performance level goals that require as significant of a stretch in Verso’s performance as was required for 2008, unless market conditions again make it appropriate for us to determine to do so.

If Verso had achieved maximum performance level goals for 2008 with respect to each of the three core Verso performance measures, then the maximum amount of the VIP pool would have been $18,248,217. Our actual performance on the three measures of Verso performance in 2008 was as follows: (a) Adjusted EBITDA, $238.2 million; (b) Working Capital, improvement of $12 million; and (c) R-GAP Reduction, $62.3 million. Therefore, based solely upon 2008 performance, as measured against the level of achievement of the specified performance measures, the VIP called for funding the VIP pool at 36% of the maximum pool amount (0% based on Adjusted EBITDA performance; 5% based on Working Capital performance; 13.1% based on R-GAP Reduction performance; and 18.1% based on individual performance), for a VIP pool of 36% of the maximum opportunity level, or $6,569,358.

Determination of Individual Incentives

The annual VIP award to each executive officer is intended to encourage short-term retention and performance that will help Verso achieve the maximum goals for the Verso performance measures listed in the table above. After we establish the Verso performance measures for the year, we establish for each VIP participant, including each of the executive officers, a level of respective participation in the VIP pool that is based on an assessment of the ability of the functional department of the participant to contribute to Verso’s achievement of its goals for the Verso performance measures, as well as the participant’s ability, considering his position and duties with Verso, to have an impact on Verso’s performance, balanced against his other compensation for the year and the relative market average compensation for his position. The relative market average compensation for his position is determined by reference to the aggregate survey data for our peer group.

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Based on this methodology, the Compensation Committee established for our executive officers levels of respective participation in the VIP pool for 2008, as follows: 5.55% - Mr. Jackson; 2.62% - Mr. Fellows; 2.30% - Mr. Weinhold; 2.20% - Mr. Mundy; and 1.75% - Mr. Moncada. These percentages indicate what percentage of the total pool amount would be paid as the maximum incentive award to each executive officer from the total VIP pool funding, with funding being based on the maximum level of achievement of the Verso performance level goals. Notwithstanding the respective participation in the pool established for each executive officer (as indicated by these percentages), the Compensation Committee retained the discretion to adjust the actual amount of incentive payable from the pool to each executive officer after 2008 year-end, as described below.

Early each year, each executive officer establishes, in consultation with the CEO, individual performance goals under the VIP intended to be linked and supportive of meeting the Verso performance level goals. A percentage is assigned to each goal that reflects an assessment of the relative importance of achieving that goal, as compared to other performance goals established for the executive officer under the VIP. Following year end, the CEO (or the Compensation Committee, in the case of the CEO) makes an assessment of each executive officer’s performance during the year, which includes an objective review of whether the executive officer achieved, or failed to achieve, one or more of his individual performance goals for the year, and a subjective review of his performance that includes an evaluation of the reasons why he may have achieved or failed to achieve those goals, changes in Verso’s business plans or other aspects of our business that affected what goals were appropriate for him to achieve, other achievements that he may have accomplished during the year that were not included in his individual performance goals, other challenges faced by him or his department during the year, his and his department’s other contributions to the achievement of the Verso performance level goals, and any other factors that the CEO or Compensation Committee, as applicable, in his or its discretion, considers relevant indicators of the quality of the executive officer’s performance for the year.

Based on this evaluation of individual performance, the CEO may recommend, or the Compensation Committee may determine, to adjust the amount of the executive officer’s incentive payment for the year. Therefore, because factors other than his performance goals may be considered to merit an adjustment of his VIP award, an executive officer’s achievement of his individual performance goals established at the beginning of the year is relevant to, but does not necessarily establish, his actual incentive payment after year-end. Furthermore, even if achievement of the executive officer’s individual performance goals is the only indicator of performance considered in evaluating his performance for the year, the impact on his incentive payment of achieving each individual performance goal is not necessarily in proportion to the percentage of importance previously assigned to each individual performance goal at the beginning of the year. This is because the Compensation Committee may adjust the executive officer’s award based on its consideration of the reasons for achieving, or not achieving, those goals, its evaluation of the relative importance of those goals in retrospect, or other factors relating to those goals that it deems relevant. The VIP is therefore designed to provide the Compensation Committee with discretion concerning payment of individual incentives to reflect its subjective evaluation of overall individual performance during the year. The Compensation Committee determined the actual incentive payments to the executive officers for 2008 consistent with this approach.

For 2008, the Compensation Committee determined that Verso’s performance in a very difficult and challenging business environment merited a nonrecurring upward adjustment in the incentive payments from a base level of 36% to 55% of the maximum incentive opportunity level, or $10,036,519. The primary achievements considered included (a) the best overall safety performance in our history, which puts us in the first quartile for safety performance by all U.S. manufacturers; (b) marked improvements in our operating and financial performance as measured by EBITDA, gross margin and working capital; (c) surpassing our aggressive cost-savings goal for R-GAP, our manufacturing excellence program; (d) the completion of two major planned mill outages on time, under budget and without any injuries; (e) the development of new specialty paper product offerings for our customers; and (f) the execution and completion of our IPO. Incentive payments under the VIP for 2008 were made to our executive officers and other management in March 2009. The executive officers’ incentive payments were made under the VIP as to the initial component, up to the funding levels objectively established under the parameters of the 2008 VIP, and under our Senior Executive Bonus Plan as to the additional component. For additional information concerning these payments and components, including the amounts of the payments made to our executive officers, please refer to the “Bonus” and “Non-Equity Incentive Plan Compensation” columns in the “Summary Compensation Table” under the heading “Executive Compensation” in this Proxy Statement.

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